HOUSEHOLD

Gary Gilmer

Vice Chairman – Consumer Lending

President HFC/Beneficial

CONSUMER LENDING

- Business and Customer Overview

- Results

- Economic Challenge

- Regulatory/Legislative Environment

- Predatory Lending

- California Lawsuit

- 2002 Outlook

Beneficial

CONSUMER LENDING

- Branch-based consumer lending

- Middle-market customer, spotty credit

- Tradition of working closely with the customer with emphasis on service and flexibility

Beneficial

CONSUMER LENDING

2001 Results

- Total volumes up 18% vs. 2000

- Receivables increased $5.5 billion

- RE secured growth represented 99% of our total growth

- Revenues increased 11% for the full year

Beneficial

CONSUMER LENDING

2001 Results (cont.)

- Maintained efficiency ratio under 29%, while investing in collections and sales

- Net charge-offs were 19 basis points lower than 2000

- ROMA and ROE above consolidated HI levels

HFC | Beneficial

HOUSEHOLD



Tom Detelich

Managing Director – Consumer Lending Sales

CONSUMER LENDING

Driving Growth and Profitability in the Branch Network

- Optimize the branch number and location
- Increase sales productivity
- Improve on expense efficiencies
- Maximize total branch output
- Improve quality assurance

CONSUMER LENDING

Optimize the Branch Network

HFC Branches	455
Beneficial Branches	933
Total	1,388

- 2002 - Total number of branches will remain unchanged
- "Gas" Project - Optimizes branch locations

CONSUMER LENDING

Loan Account Gain per Branch per Month



*Up **12%** in 2001*

| 1999 | 2000 | 2001 | 2002 Target |

Beneficial

CONSUMER LENDING

Increase Sales Productivity

- Increased size of sales force by more than 500 FTE (4Q 2001 and 1Q 2002)
  - Added sales people in high productivity markets
- Increased productivity per account executive by 12% in 2001
  - Improved sales training
  - Improved leads and lead management
  - Improved products

CONSUMER LENDING

Growth of Branch Sales Force

Added 1,100 Sales Execs since 1999



CONSUMER LENDING

Improve Expense Efficiency

- Growth of sales force relative to fixed costs and sales management
- Centralized servicing of non-core customers
- Development of lower-cost lead sources
  - Partners
  - Cross selling

CONSUMER LENDING

Efficiency Ratio: Branch Network



70 bps
improvement

1999   2000   2001

CONSUMER LENDING

Maximize Total Branch Output

- Traditional Approach - Drive more customers into the branch
- Today's Approach - Leverage branch network to expand relationships with customers
  - Partnerships
  - Cross selling

CONSUMER LENDING

Maximize Total Branch Output

Partnership programs

- MBNA

- Internet partnerships – Getsmart, Lending Tree, HFC.com

Beneficial

CONSUMER LENDING

Maximize Total Branch Output

Cross sell in 2001

- Retail Services - 59,000 cross sell loans
- Cards in Branches - 135,598 cross sell credit cards
- Referral programs with credit card and retail services

Beneficial

CONSUMER LENDING

Increased Quality Assurance

- Strongest controls in our history
- Improvements include:
  - Increased Quality Assurance staffing
  - Increased Quality Assurance systems support
  - Increased Quality Assurance testing

Beneficial

CONSUMER LENDING

- Business and Customer Overview
- Results
- **Economic Challenge**
- Regulatory/Legislative Environment
- Predatory Lending
- California Lawsuit
- 2002 Outlook

CONSUMER LENDING

Economic Challenge

2001 was a year of economic downturn as the economy slowed and unemployment rose

In anticipation, beginning in 2000, we ….

- Significantly tightened underwriting criteria
- Continued the focus on secured growth
- Added 675 collectors in consumer lending

CONSUMER LENDING

Regulatory/Legislative Environment

2001 was a year of heightened regulatory scrutiny and legislative activity

In anticipation, we ….
- Have led the industry toward positive change, beginning with HOEPA
- Established blue ribbon consumer advisory board in February, 2001
- Launched groundbreaking "Best Practices" program in July, 2001
- Initiated call programs to legislators and regulators to take the lead

CONSUMER LENDING

Predatory Lending Issues

- Created high-impact partnerships with community groups to improve consumer financial education

- Launched second series of "Best Practices" in February, 2002

Beneficial

CONSUMER LENDING

Best Practices Initiative - February 2002

- Simplified one-page disclosure
- Additional verbal disclosure on all direct mail loans
- 100% satisfaction guarantee
- Prepayment fee choice and new prepayment fee restrictions
- Pricing restrictions limiting points to five
- Rewarding responsible borrowers with reduced rates

Beneficial

CONSUMER LENDING

California Lawsuit

We were unexpectedly sued by the California Department of Corporations in November for overcharging certain fees. These were:

- Systems programming errors related primarily to overcharging late fees (15% vs. $15) and administrative fees ($75 vs. $50)
- Primarily restricted to errors on unsecured loans
- Required refunds totaling $3.5 million, going back to 1998
- Undercharged thousands of customers

Beneficial

CONSUMER LENDING

California Lawsuit - Response

- Settled the lawsuit

- Significantly increased staffing in key compliance areas

- Launched intensive employee training programs to increase awareness

- Initiated compensation changes to discourage any compliance failure

CONSUMER LENDING

2002 Outlook

- Economic circumstances for our customers will improve throughout the year

- Competition will hold steady and continue to be rational

- Opportunities for growth continue to be excellent

- Expect another year of double digit growth in revenue and receivables

HFC | **Beneficial**

CONSUMER LENDING

2002 Outlook

- Margins will hold up well, we have pricing elasticity

- Efficiency ratio will improve, as we capitalize on our competitive advantage in cost management

- Delinquency ratios will behave well, relatively flat with 2001 year-end numbers

- Charge-offs will be somewhat higher than 2001, impacted by economic slowdown

- 2002 will be another record year

Beneficial